Filed by General Electric Company
Pursuant to Rule 425 under the Securities Act of 1933
And deemed filed pursuant to Rule 14a-12
Under the Securities Exchange Act of 1934
Subject Company: Baker Hughes Incorporated
Commission File No.: 001-09397
Date: April 5, 2017

The following is a transcript of Lorenzo Simonelli’s remarks at the Scotia Howard Weil 2017 Energy Conference which has been made publicly available by the General Electric Company.

Bill = Bill Sanchez
Lorenzo = Lorenzo Simonelli

Bill:  Alright, we’ll segue right into our next presenter, GE Oil & Gas.  As Martin said, and as I said earlier, we’re very pleased to have Lorenzo Simonelli with us today.  Lorenzo has a distinguished career at GE.  Prior to being the CEO at GE Oil & Gas, he was also CEO of the GE Transportation Unit.  Lorenzo, welcome to New Orleans, glad that you’re finally here.  As we were talking last night, we probably should have had you here beforehand given the relevance of the GE Oil & Gas story, but we’re glad we finally got you here at our conference, so welcome.

Lorenzo:  Thank you very much Bill and good morning to everybody, and thanks Martin, also, for covering a lot of the excitement around what’s going to be happening with the transaction of GE Oil & Gas and Baker Hughes coming together.  Before I get started, I just wanted to make short, some of the following statements that I’m going to be providing are forward looking, they’re the best view of the world we have today.  Those elements can change as the world changes, as you know.  What I thought I’d do is really give you a lay of the land of what we see as the outlook for the market, give you a perspective of how GE Oil & Gas plays in the market, and also pick up where Martin left off on some examples of the way in which we’re going to differentiate as really the new Baker Hughes as we go forward, and some exciting things that we see taking place as we can disrupt the marketplace.  So, as we look at the marketplace, overall outlook is constructive.  Supply and demand continues to tighten, expecting stabilization in the second half of 2017.  The environment, as has been mentioned by many, still remains very volatile, and we’re continuing to really look at the US activity, the production response, and looking at the inventory levels, as well as OPEC, Russia compliance, as we go into the second half of 2017.

That being said, as we look at the long term, and we look at the macro aspect of production declined, and also the production of the fields from the underinvestment that’s taken place, we feel that there’s going to be a requirement for investment in the future.  It’s more a question of when than if.  And so the focus on cost per barrel is very much the focus and the discussion point with our customers, and that’s what I do, I spend a lot of time with the customers, on how do we tackle what’s ahead of us in our industry with regards to meeting the demand that’s going to be there from an energy perspective.  In particular, we look at it from a gas perspective as well.  Now, many of you have looked at it from an oil standpoint.  At GE Oil & Gas, we look at gas in particular as well, and also LNG.  And we see there being a big transition in the energy marketplace from a standpoint of gas usage continuing to play a key role in power generation.  Gas is growing faster than the other fossil fuels, really driven by the demand in China and India.  We see that continuing, just driven by the regulatory focus on emissions.  And also, a continued focus on LNG, which is obviously easier from a transport perspective.  We see good growth playing out in the future, and you can see that in the chart depicted, with a 4-5% growth CAGR on the LNG standpoint.  And this is going to be very sustainable as we go outward in the outlook.

As Martin mentioned, from a standpoint of listening to our customers and what’s required in the industry, we need to be the disrupter.  We need to focus on really tackling the cost per barrel.  And what this means is, really, providing a differentiated value.  How do we become successful in what the world needs tomorrow?  Impacting our customers by being able to provide value across all of the elements of the value chain.  Customers want to hear more about what we can do from end to end, versus just a single aspect of their operations.  Leading in technology.  When you look at the aspect of being able to provide new technologies that enhance productivity, enhance recovery rates.  Being able to really be part of the solution through technology adoption.  Making sure that we demonstrate a clear path from data to better outcomes.  You’ve heard a lot about digital.  I’m going to speak to you how we’re making it real within the industry, and really making a path to big data into outcomes for our customers.  Martin talked about it:  We combine data analytics with leading industrial technology to drive outcomes for our customers.  And then last but not least, making sure that there’s a performance culture.  It’s at the heart of both companies.  Making sure that we deliver on investor commitments, and also the synergies that we’ve communicated already.  So, we feel good about the prospects of disrupting the industry as we go forward, and that’s really the focus as we head into the new venture.

As you look at really impacting the value chain, you’ve seen this chart before.  This is the New Baker Hughes.  As you can see, it’s unrivaled in what it provides to the industry.  It’s a complete portfolio.  It’s strengthened by capabilities also from the GE Store.  But I just want to take a moment to walk through the page for you.  You can see from drilling evaluation, all the way to completion production, down to refinery in petrol chemical, we have a complete offering that enables our customers to be able to extract from below the mud line to the customer point of delivering an end product.  That is extremely valuable when you look at impacting cost per barrel.  And then when you add the element of digital productivity, digital solutions, it’s even more acute, and we offer this service both on shore, off shore, and deep water, so unrivaled in the offering that we’re able to give to the marketplace.  And let’s put it into perspective with a specific example.  If you take stranded gas.  Now many of you know there’s a lot of fields out there with stranded gas.  With the transaction, we now have a player that’s able to work with the operators in being able to take that stranded gas and actually put it to good use.  Being able to go from the resource extraction, to the transport, to the end use.  An unmatched combination of surface offerings, and mid and downstream solutions.

You can see some of the different offerings on this page, but what we’re looking at here is really complimentary, and I think as we’ve come out and we’ve communicated the transaction, the customers have heard this and have been very interested, because what they’re able to see is now the value of combinations.  How do you start to actually look at pieces of equipment that can talk to each other from the surface to the mud line? Being able to have the drill bit and information from the drill bit actually go to the artificial lift.  How do you take information from the artificial lift to the actual compressor?  This is where you can take out inefficiencies.  It’s where you can drive productivity.  And we think this is unparalleled cross value chain offering from molecule to megawatt.

We talk about being a technology leader.  I want to highlight one of the segments where, bar none, we feel we’re at the top of the industry, and that’s really LNG.  We’re at the forefront of addressing the LNG challenges.  I mentioned that we see the prospects of the market being good with demand outlook growing 4-5%.  That’s very healthy.  Now, there are some short term challenges that the industry needs to address.  The economics need to improve.  In the last few years there’s been a 10x increase in project costs and delays.  So the industry is targeting a cost benchmark of around $500 per ton.  We’re helping them with technology investments to increase efficiency and uptime.  We’re working with our customers to make sure that they can achieve different economics, as they see contract changes, they see changes in the profile of their customers.  And we’re working to support them with modular solutions, project financing, and other flexible solutions.  Technology is at the heart of LNG, and that’s one of the things that we’re focused at GE Oil & Gas, and it’s our heritage, also, from the GE Store perspective.

As you look at some of the LNG offerings, let me give you some examples, and these may not be common pieces of equipment that you’re used to, but when it comes to LNG, they’re extremely important.  When you think about turbines, compressors, drivers, you think about the digital solutions.  We provide 300 million tons per annum of LNG through our pieces of equipment and technology in the installed base.  And it’s at the heart of providing LNG for the world.  We’re providing new technologies that bolster that capability for our customers, with innovative developments such as ELNG VSI solution, which we’ve been able to reduce lead times on.  We’re innovating by being able to provide better enhanced solutions and capabilities on the service offerings, and also financial solutions across all of the capabilities in LNG.  And this is further, then, reinforced by adding the GE Store.  You had Martin talk about additive 3D printing.  That is then provided into our customer base through GE Oil & Gas.  So, the dollar that’s spent at the GE Store level comes to us relatively, for a couple of cents on the dollar, and we’re able to transpose it into the oil and gas industry.  There’s nobody else that’s equipped to do that.  At the GE level, we spend over $5 billion on technology, and we can provide that into the oil and gas arena.

As you look at execution, I just wanted to make sure that you saw the focus that we have on executing the projects, and give you two specific examples of where we’ve been able to push the boundaries of technology and provide unrivaled results.  The first project, the Aasta Hasteen project, which is in Norway.  North, if you look at the North Sea.  Again, the application of the LM6000 mechanical drive.  Again, reducing the footprint by 30%—50 square meters, and weight 5%—23 tons.  Those are two critical metrics in an offshore installation, significantly below our competition.  In Freeport LNG, we achieved a 32% reduction in emissions, again, very important milestones for a project in an environmentally sensitive arena.  So, project execution through technology, but then also prude financing.  We’ve been able to support our customers in a very important arena as we look at LNG.

Topic number three.  As you think about digital, you’ve heard a lot about big data.  I want to tell you that it’s real, it’s here today, and it’s started.  We are at the forefront of it.  We plan to be at the forefront as we go forward, and there’s a tremendous amount of value through this transaction that we can obtain.  The wealth of information that Baker Hughes has from below the mud line within the wealth of information that we have above, on the surface.  And you look at it out there in the marketplace.  You’ve heard some of the quotes relative to the amount of productivity that’s achievable.  We’re only at the beginning stages.  Less than 1% of data available today is utilized.  It’s a top priority for our customers, and I’ll give you a couple of examples of where we’re helping our customers.  But together, we’re broadening with GE, the number of people that are dedicated, and we have over 600 people on the digital staff by year end focused on this.  We can drive 3-5% productivity improvement through digital application, optimizing Capex and Opex.  Simply reducing downtime by 1% represents $10 billion of customer value for the global ESP installed base.  Think of that.  And if you look at the rod lift, $5 billion.  The numbers are staggering, and that’s what we can achieve through the digital aspect of analytics prognostics.  And we’ve got flexible, commercial arrangements by way in which we can actually provide those outcomes to our customers.

The digital portfolio we have at our disposal is second to none.  We’ve got a leading position in sensing capability, we’ve got an expanding area of software offerings; we’ve got capability from edge to Cloud, which also has a very good resonance with our customers.  You’ve heard about the industrial operating system that GE provides, which is Predix.  In addition, we have the Digital Twin concept, which marries material science, physics, and analytics.  Dynamic optimization, enabling improvements in financial returns, by being able to, on a continuous basis, analyze and look at events.  Asset performance management through our Meridium acquisition.  We’ve built a comprehensive set of capabilities for the industry, with more than 120 oil and gas customers onboard today.  GE’s invested over $1.5 billion in acquisitions in the past 12 months, and we’ve got an unmatched investment run rate.  And these are the offerings that we provide into the industry.  And the ecosystem is growing.  We’ve got partnerships with SAP, Microsoft, over 400 partners are already utilizing Predix.  And these are the capabilities when married with the information that Baker Hughes has, can provide better outcomes for our customers.  So, let me give you a couple of examples of where we’re working with our customers hand in hand and actually providing them with better outcomes.

The first, asset performance management with BP offshore platforms.  This is essentially providing them the ability to monitor their offshore platforms, the equipment that’s on the surface of their offshore platforms, 24/7, and can actually generate over $100 million of savings per 1% gain in efficiency.  We outlined that in our February annual meeting, and we’re continuing to work with BP as we roll out this program.  As we look at predictive corrosion management, we have 10,000 sensing points covered by year end, gathering a tremendous amount of data.  And we estimate 50 million in potential cost savings per refinery with $200 million annual spend.  There is a tremendous opportunity when you look at corrosion and prevention of corrosion.  It’s one of the number one issues facing the downstream refineries petro chemicals.  Last but not least, automated inspections.  Developed robotic and sensor based inspection methods utilizing drones, relay based data analytics platforms, and risk based outputs in an automated fashion.  This is now things that are happening today, are out there in the market place, and we’re at the forefront, and this is going to be able to provide significant productivity as we go forward.

As we think about continuing to disrupt the marketplace, I’ve mentioned the way in which with the full stream capability, we drive an unparalleled set of capabilities.  I’ve gone through the aspect of technology, gone through the aspect of data, now I want to touch on commercial offerings – the way in which we’re providing innovative ways of working with our customers.  Thinking of different ways.  GE Oil & Gas has a history of contractual service agreements.  Again, some of you, this may be new, but it essentially provides a backlog, because of our equipment, that we continue to service and maintain on multi-year contracts, guaranteeing efficiencies, reliability, and essentially providing confidence to the customer on the output of the machines that they have.  We think there is tremendous opportunity as we go forward to continue to grow our backlog, which as you can see, even during the downturn, we’ve continued to grow and expand the offerings as we go forward with the transaction, and evolve into new offerings for the customers within the Baker Hughes portfolio.  As you think about new offerings, you can see the first of a kind blow out preventer contractual service agreement that was offered.

This was Diamond Offshore, and it was in 2016.  Again, an industry first.  As we look at other offerings as well, life of field, we think there’s competitive advantages that we can provide as we go forward.  We think that there’s, again, new ways that we can actually approach our customers.  What they’ve been asking us for is, how do you go from a Capex model to an Opex model.  Contractual services allows that.  So does financing.  So does outcome based selling.  Those are all areas that we’re working with our customers on, and collectively coming out with new solutions and offerings that enable them to go forward with their final investment decisions, making them successful.

I’d like to give you an update, also, on the performance culture.  We started out with the importance of delivering results, achieving what we said we’re going to do, and on the integration, we’re making very good progress.  October 31st, 2016, we announced a transaction, and we are making very good progress towards the mid-year close of 2017.  We are well on track.  We’ve got a number of different work streams.  We’ve gone through the regulatory work stream, which is ongoing.  We’re going through the SEC work stream, and in fact, in the next 24 hours, I’m sure you’ll be receiving notification of the filing of the S-4, which as you can expect, was a lot of work in being able to complete.  And again, as we go through the synergies on the revenue side and the cost side, the teams feel very good about the $1.2 billion of cost, as well as the $400 million of revenue synergies that were communicated on October 31st.  So, in terms of the overall process, we think that we are in very good progress and executing, and very confident with the continuation of that, and heading towards the closing date.

In summary, we are embarking on a very interesting time within the industry.  I think Martin summed it up that we are in an industry that has fundamentally changed.  With the new Baker Hughes, we’re up to the task to disrupt the industry and help our customer base.  Working across the value chain with a differentiated proposal of new offerings and capabilities that are unrivaled, unmatched.  Taking the technology from the GE Store and being able to provide it, and being a leader in technology.  Digital capability, this is the future.  It’s here, it’s now.  You can see with the digital industrial operating system, some of the examples I gave you, what we can actually do from a transformation of the industry, just by 1%, again, the value that goes to the bottom line of our customers.  And then working hand in hand with our customers on making them successful with the innovation of commercial offerings, new contract approaches, contractual service agreements.  Again, we need them to be successful, for us to be successful.  And last but not least on the performance culture.  It is the backdrop, the back bone, a simplified culture, one with less bureaucracy, one that drives results, and works towards the goals and the commitments that we’ve set forward.  I look forward to continuing to update you, and thank you very much, Bill, for your time.  Thanks.

Additional Information and Where to Find It

In connection with the proposed transaction between GE and Baker Hughes, on March 29, 2017, Bear Newco, Inc. (“Newco”) filed with the SEC a registration statement on Form S-4 containing a preliminary combined proxy statement/prospectus of Newco and Baker Hughes (the “Preliminary Combined Proxy Statement/Prospectus”).  The registration statement has not yet become effective.  After the registration statement is declared effective by the SEC, Newco will file with the SEC a definitive combined proxy statement/prospectus (the “Combined Proxy Statement/Prospectus”), and Baker Hughes will mail the Combined Proxy Statement/Prospectus to its stockholders and file other documents regarding the proposed transaction with the SEC. This communication is not a substitute for any proxy statement, registration statement, proxy statement/prospectus or other documents Baker Hughes and/or Newco may file with the SEC in connection with the proposed transaction. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ CAREFULLY AND IN THEIR ENTIRETY THE PRELIMINARY COMBINED PROXY STATEMENT/PROSPECTUS, ANY AMENDMENTS OR SUPPLEMENTS TO THE PRELIMINARY COMBINED PROXY STATEMENT/PROSPECTUS, THE COMBINED PROXY STATEMENT/PROSPECTUS WHEN IT BECOMES AVAILABLE, AND OTHER DOCUMENTS FILED BY BAKER HUGHES OR NEWCO WITH THE SEC IN CONNECTION WITH THE PROPOSED TRANSACTION, BECAUSE THESE DOCUMENTS WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders are able to obtain free copies of the Preliminary Combined Proxy Statement/Prospectus and other documents filed with the SEC by Baker Hughes and/or Newco through the website maintained by the SEC at www.sec.gov. Investors and security holders will also be able to obtain free copies of the documents filed by Newco and/or Baker Hughes with the SEC on Baker Hughes’ website at http://www.bakerhughes.com or by contacting Baker Hughes Investor Relations at alondra.oteyza@bakerhughes.com or by calling +1-713-439-8822.

No Offer or Solicitation

This communication is for informational purposes only and not intended to and does not constitute an offer to subscribe for, buy or sell, the solicitation of an offer to subscribe for, buy or sell or an invitation to subscribe for, buy or sell any securities or the solicitation of any vote or approval in any jurisdiction pursuant to or in connection with the proposed transaction or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and otherwise in accordance with applicable law.

Participants in the Solicitation

GE, Baker Hughes, Newco, their respective directors, executive officers and other members of its management and employees may be deemed to be participants in the solicitation of proxies in connection with the proposed transaction. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of proxies in connection with the proposed transaction, including a description of their direct or indirect interests, by security holdings or otherwise, will be set forth in the Combined Proxy Statement/Prospectus and other relevant materials when it is filed with the SEC. Information regarding the directors and executive officers of GE is contained in GE’s proxy statement for its 2017 annual meeting of stockholders, filed with the SEC on March 8, 2017, its Annual Report on Form 10-K for the year ended December 31, 2016, which was filed with the SEC on February 24, 2017, and certain of its Current Reports filed on Form 8-K. Information regarding the directors and executive officers of Baker Hughes is contained in Baker Hughes’ proxy statement for its 2017 annual meeting of stockholders, filed with the SEC on March 9, 2017, its Annual Report on Form 10-K for the year ended December 31, 2016, which was filed with the SEC on February 8, 2017, and certain of its Current Reports filed on Form 8-K. These documents can be obtained free of charge from the sources indicated above.

Caution Concerning Forward-Looking Statements

This communication contains “forward-looking” statements as that term is defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended by the Private Securities Litigation Reform Act of 1995, including statements regarding the proposed transaction between GE and Baker Hughes.  All statements, other than historical facts, including statements regarding the expected timing and structure of the proposed transaction; the ability of the parties to complete the proposed transaction considering the various closing conditions; the expected benefits of the proposed transaction such as improved operations, enhanced revenues and cash flow, synergies, growth potential, market profile, customers’ business plans and financial strength; the competitive ability and position of the combined company following completion of the proposed transaction, including the projected impact on GE’s earnings per share; oil and natural gas market conditions; costs and availability of resources; legal, economic and regulatory conditions; and any assumptions underlying any of the foregoing, are forward-looking statements.  Forward-looking statements concern future circumstances and results and other statements that are not historical facts and are sometimes identified by the words “may,” “will,” “should,” “potential,” “intend,” “expect,” “endeavor,” “seek,” “anticipate,” “estimate,” “overestimate,” “underestimate,” “believe,” “could,” “project,” “predict,” “continue,” “target” or other similar words or expressions.  Forward-looking statements are based upon current plans, estimates and expectations that are subject to risks, uncertainties and assumptions.  Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those indicated or anticipated by such forward-looking statements.  The inclusion of such statements should not be regarded as a representation that such plans, estimates or expectations will be achieved.  Important factors that could cause actual results to differ materially from such plans, estimates or expectations include, among others, (1) that one or more closing conditions to the transaction, including certain regulatory approvals, may not be satisfied or waived, on a timely basis or otherwise, including that a governmental entity may prohibit, delay or refuse to grant approval for the consummation of the proposed transaction, may require conditions, limitations or restrictions in connection with such approvals or that the required approval by the stockholders of Baker Hughes may not be obtained; (2) the risk that the proposed transaction may not be completed in the time frame expected by GE or Baker Hughes, or at all; (3) unexpected costs, charges or expenses resulting from the proposed transaction; (4) uncertainty of the expected financial performance of the combined company following completion of the proposed transaction; (5) failure to realize the anticipated benefits of the proposed transaction, including as a result of delay in completing the proposed transaction or integrating the businesses of GE, Baker Hughes and Newco; (6) the ability of the combined company to implement its business strategy; (7) difficulties and delays in achieving revenue and cost synergies of the combined company; (8) inability to retain and hire key personnel; (9) the occurrence of any event that could give rise to termination of the proposed transaction; (10) the risk that stockholder litigation in connection with the proposed transaction or other settlements or investigations may affect the timing or occurrence of the contemplated merger or result in significant costs of defense, indemnification and liability; (11) evolving legal, regulatory and tax regimes; (12) changes in general economic and/or industry specific conditions, including oil price changes; (13) actions by third parties, including government agencies; and (14) other risk factors as detailed from time to time in GE’s and Baker Hughes’ reports filed with the SEC, including GE’s and Baker Hughes’ annual report on Form 10-K, periodic quarterly reports on Form 10-Q, periodic current reports on Form 8-K and other documents filed with the SEC.  The foregoing list of important factors is not exclusive.

Any forward-looking statements speak only as of the date of this communication.  Neither GE nor Baker Hughes undertakes any obligation to update any forward-looking statements, whether as a result of new information or developments, future events or otherwise, except as required by law.  Readers are cautioned not to place undue reliance on any of these forward-looking statements.